Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Arizona
(the "Trust") was held on October 24, 2003. The holders of shares representing 82% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For			Withheld

		Lacy B. Herrmann		35,629,627		706,746
		Arthur K. Carlson		35,612,979		723,393
		Thomas W. Courtney	36,041,591		294,782
		William L. Ensign		36,058,313		278,059
		Grady Gammage, Jr.	36,067,145		269,228
		Diana P. Herrmann		35,633,874		702,498
		John C. Lucking		36,086,960		249,413
		Anne J. Mills		36,043,265		293,108


2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

		For			Against		Abstain

		35,706,901		132,654		496,817